101 Courageous Drive League City, Texas 77573 Phone: (281) 538-6000 Toll Free: (800) 628-3910 Fax: (281) 538-4730 www.eaglebroadband.com

March 17, 2006

VIA EDGAR AND FEDERAL EXPRESS

SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Michele Anderson, Legal Branch Chief
Albert Pappas, Staff Attorney

Re:  Eagle Broadband, Inc.
Registration Statement on Form S-1, filed February 16, 2006
File No. 333-131907

Dear Ms. Anderson and Mr. Pappas:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Eagle Broadband, Inc. (the “Registrant”) hereby requests the consent of the Securities and Exchange Commission (the “Commission”) to the withdrawal of its Registration Statement on Form S-1 (File No. 333-131907), together with all exhibits thereto (collectively, the “Registration Statement”).

The Registration Statement was initially filed with the Commission on February 16, 2006. There was no circulation of preliminary prospectuses in connection with the proposed transaction, the Registration Statement was not declared effective by the Commission, and none of the Registrant’s securities were sold pursuant to the Registration Statement.

This Request for Withdrawal is based upon the Registrant’s conclusion that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 of the Securities Act.

The Registrant hereby respectfully requests that the Commission issue a written order granting the withdrawal of the Registration Statement as soon as possible.

Please fax a copy of the order to the Registrant’s office to the attention of Jeff Adams, Corporate Counsel, at 281-538-4730. If you have any questions or comments relating to this request for withdrawal, please contact Mr. Adams at 281-538-6014.

Sincerely,

EAGLE BROADBAND, INC.

/s/ David Micek

David Micek
President and CEO